                                   FORM N-8A

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

             NOTIFICATION OF REGISTRATION PURSUANT TO SECTION 8(a)
                     OF THE INVESTMENT COMPANY ACT OF 1940


       The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of
Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

NAME:  The Travelers Separate Account QP II for Variable Annuities

ADDRESS OF PRINCIPAL BUSINESS OFFICE:  One Tower Square, Hartford, CT 06183

TELEPHONE NUMBER:   (860) 277-0111

NAME AND ADDRESS OF AGENT FOR SERVICE OF PROCESS:

            Ernest J. Wright
            Assistant Secretary
            The Travelers Life and Annuity Company
            One Tower Square
            Hartford, CT 06183

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

                     /X/  Yes                /  /  No

       Pursuant to the requirements of the Investment Company Act of 1940, the sponsor of the registrant has caused this Notification of Registration to be duly signed on behalf of the registrant in the City of Hartford and the State of Connecticut on the 12th day of March, 1996.


                            THE TRAVELERS SEPARATE ACCOUNT QP II
                             FOR VARIABLE ANNUITIES

                            By: The Travelers Life and Annuity Company

                            By: /s/Jay S. Fishman
                            Jay S. Fishman
                            Vice Chairman and Chief Financial Officer




Attest:

By: _/s/Ernest J. Wright
       Ernest J. Wright
       Assistant Secretary